Exhibit 99.1

ProQR Strengthens Leadership with Appointments of CFO and CMO to Support Next Phase of Growth

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 14, 2025 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced the appointment of Dennis Hom as Chief Financial Officer (CFO) and Cristina Lopez Lopez, MD, PhD, as Chief Medical Officer (CMO). These key leadership appointments support the advancement of the Company’s Axiomer platform technology and pipeline of RNA editing programs as it enters the clinical stage.

“We are thrilled to welcome Dennis and Cristina to ProQR at such an important time in our evolution,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “Dennis brings deep expertise in corporate finance and business development strategy, while Cristina brings extensive experience in translational science, clinical development, and regulatory affairs. Their combined leadership capabilities will be instrumental as we advance our Axiomer platform and progress our pipeline into and through clinical development.”

Dennis Hom, most recently CFO and Head of Corporate Development at Sagimet Biosciences, brings over 25 years of financial leadership across public and private biotech companies. He has raised more than $4.5 billion in capital and executed transactions totaling over $57 billion in disclosed value. At Sagimet, he led multiple financings, including its IPO, and executed a transformational licensing transaction. Earlier in his career, Mr. Hom held roles in business development and M&A at Amgen and Novartis, following investment banking experience at Hambrecht & Quist and its mergers with Chase and JP Morgan, where he advised biotech companies on capital strategy and M&A. He holds a bachelor's degree in biology from the Massachusetts Institute of Technology, where he conducted research in the lab of Nobel Laureate H. Robert Horvitz. At ProQR, Mr. Hom will oversee all corporate development functions, including corporate finance, investor relations, and business development.

Dr. Cristina Lopez Lopez brings over 20 years of global leadership in translational R&D, spanning early discovery to late-stage clinical development. She has deep expertise in translational science, including the integration of biomarker strategies, precision medicine, and patient-centric approaches in therapeutic development. Most recently, she served as Global Head of Neurodegeneration at Johnson & Johnson, where she led therapeutic development across a portfolio of high unmet need conditions. Prior to that, she held senior roles at Roche as Vice President, Global Head of Biomarkers & Translational Technologies, and at Novartis as Vice President, Global Head of Neurodegeneration and Neuromuscular. She holds an MD from Universidad de Santiago de Compostela and a PhD in Neuroscience from Universidad Autónoma de Madrid (Cajal Institute). A recognized leader in her field, she has authored numerous publications, holds several patents, and is known for her strategic vision and collaborative leadership. At ProQR, Dr. Lopez Lopez will lead all preclinical, translational, clinical, and regulatory activities.

Chief Financial Officer Jurriaan Dekkers and Chief Corporate Development Officer René Beukema will be stepping down from their roles, having played key roles in supporting the Company’s strategic transition to a focused RNA editing platform. Both executives will remain with the Company during a transitional period to ensure continuity.

Mr. de Boer noted, “I want to thank Jurriaan and René for their incredibly valuable contributions as we prepared ProQR for successfully translating the Axiomer platform into medicines for patients. Their contributions have been instrumental in establishing a strong foundation for ProQR’s next phase of growth.”

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the responsibilities, potential strengths and capabilities of our new leadership appointments and the planned transition period, our business, technology, strategy, preclinical and clinical model data, the continued advancement of our lead development pipeline programs, our Axiomer™ platform, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com